Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

December 4, 2018

Benjamin Meeks
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Credit Suisse Commercial Mortgage Securities Corp. Registration Statement on Form SF-3 (Commission File No. 333-227081)

Dear Mr. Meeks:

Today, Credit Suisse Commercial Mortgage Securities Corp. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR a pre-effective amendment (the “Amendment No. 2”) to the above-referenced registration statement.

The purpose of the Amendment No. 2 is to file a form of Depositor Certification as Exhibit 36.1.

If you require any additional information, please feel free to call me at (212) 504-6258.

Very truly yours,

/s/ Robert Kim

Robert Kim

Robert Kim     Tel 212-504-6258      Fax +1 212 504 6666      robert.kim@cwt.com